SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2003

(Commission File No. 1-14668)

Energy Company of Paraná
(Translation of registrant’s name in English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes      No   X

FOR IMMEDIATE RELEASE

Contacts in Brazil Ricardo Portugal Alves 011-5541-222-2871 ricardo.portugal@copel.com Solange Maueler 011-5541-331-4359 solange@copel.com	Contacts in New York Lauren Puffer - lpuffer@hfgcg.com Isabel Vieira - ivieira@hfgcg.com 646-284-9426/9432

COPEL ANNOUNCES EXTRAORDINARY SHAREHOLDERS’ MEETING

Curitiba, Brazil, September 18, 2003 – Companhia Paranaense de Energia – COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), a leading Brazilian utility company that generates, transmits, and distributes electric power to the State of Paraná, announced that the Extraordinary Shareholders’ Meeting that was scheduled for September 30, 2003, was cancelled and rescheduled for October 2nd as a result of new items being added to the agenda. This Meeting will take place at 2 p.m. at the Company’s headquarters (Rua Coronel Dulcídio, 800, Curitiba, Paraná, Brazil).

The purpose of this meeting will be:

1.	To elect the Chairman and a director to the Company’s Board of Directors.
2.	To discuss the judicial act regarding management’s profit sharing distribution pertaining to 1998 earnings.
3.	To ratify the Board of Directors’ decision regarding the tariff readjustment granted by ANEEL, allowing a discount of 25.27% for all customers who are in good standing.
4.	To discuss changes in COPEL’s By-laws regarding its internal corporate restructuring.

In accordance with the Brazilian Securities and Exchange Commission, Registration ruling no. 282, of June 26, 1998, any shareholder with at least five percent of the Company’s voting shares may request multiple voting rights in the election of Board Directors.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA PARANAENSE DE ENERGIA — COPEL

Date: September 18, 2003

By: /s/ Ronald Thadeu Ravedutti Name: Ronald Thadeu Ravedutti Title: Principal Financial Officer